Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2012

§1 Important Notice

1.1 The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2 This quarterly report has been approved at an extraordinary meeting of the Board. All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in this quarterly report.

§2 Basic Information of the Company

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,109,665	1,917,586	10.0
Equity attributable to owners of the Company	1,040,227	1,002,745	3.7
Net assets per share attributable to owners of the Company (RMB)	5.68	5.48	3.7

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	167,954	(22.1)
Net cash flows from operating activities per share (RMB)	0.92	(22.1)

Unit: RMB Million

	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2012	2011	Changes over the same period of the preceding year (%)	2012	2011	Changes over the same period of the preceding year (%)
Net profit attributable to owners of the Company	24,930	37,399	(33.3)	86,956	103,406	(15.9)
Basic earnings per share (RMB)	0.14	0.20	(33.3)	0.48	0.56	(15.9)
Diluted earnings per share (RMB)	0.14	0.20	(33.3)	0.48	0.56	(15.9)
Return on net assets (%)	2.4	3.8	(1.4) percentage points	8.4	10.6	(2.2) percentage points

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,109,604	1,917,528	10.0
Equity attributable to equity holders of the Company	1,040,365	1,002,885	3.7
Net assets per share attributable to equity holders of the Company (RMB)	5.68	5.48	3.7

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	167,954	(22.1)
Net cash flows from operating activities per share (RMB)	0.92	(22.1)

Unit: RMB Million

	Reporting period (July-September)			From the beginning of the year to the end of the reporting period (January-September)
Items	2012	2011	Changes over the same period of the preceding year (%)	2012	2011	Changes over the same period of the preceding year (%)
Net profit attributable to equity holders of the Company	24,930	37,431	(33.4)	86,954	103,437	(15.9)
Basic earnings per share (RMB)	0.14	0.20	(33.4)	0.48	0.57	(15.9)
Diluted earnings per share (RMB)	0.14	0.20	(33.4)	0.48	0.57	(15.9)
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.15	0.22	(32.1)	0.49	0.58	(15.4)
Weighted average return on net assets (%)	2.4	3.8	(1.4) percentage points	8.4	10.6	(2.2) percentage points
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	2.6	4.0	(1.4) percentage points	8.7	11.0	(2.3) percentage points

Unit: RMB Million

Non-recurring profit/loss items	For the nine months ended September 30, 2012 profit/(loss)
Net loss on disposal of non-current assets	(2,687)
Government grants recognised in the current period income statement	925
Reversal of provisions for bad debts against receivables	27
Other non-operating income and expenses	(2,640)

Subtotal	(4,375)

Tax impact of non-recurring profit/loss items	950
Impact of minority interests	28

Total	(3,397)

2.1.3 Differences between CAS and IFRS

    ✓  Applicable    ☐  Not applicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB99,072 million and RMB99,071 million respectively, with a difference of RMB1 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,137,206 million and RMB1,137,225 million respectively, with a difference of RMB19 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders and Shareholdings of Top Ten Shareholders of Shares Without Selling Restrictions as at the End of the Reporting Period

Number of shareholders as at the end of the reporting period	1,068,282 shareholders including 1,060,146 holders of A shares and 8,136 holders of H shares (including 297 holders of the American Depository Shares)

Shareholdings of top ten shareholders of shares without selling restrictions

Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528	(1)	A shares
2	HKSCC Nominees Limited	20,821,114,605		H shares
3	Industrial and Commercial Bank of China - China Universal SCI Index Securities Investment Fund	46,965,355		A shares
4	China Life Insurance Company Limited - Traditional - Ordinary Insurance Products - 005L - CT001 Shanghai	46,965,001		A shares
5	Guangxi Investment Group Limited	39,560,045		A shares
6	Industrial and Commercial Bank of China - Lion Stock Securities Investment Fund	33,701,481		A shares
7	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	31,095,548		A shares
8	Shanghai Liangneng Construction Engineering Company Limited ( )	25,763,816		A shares
9	Bank of Communications - Yi Fang Da 50 Index Securities Investment Fund	25,479,585		A shares
10	Industrial and Commercial Bank of China - China Southern Long Yuan Equity Investment Fund	21,912,431		A shares

Note: (1)	Such figure excludes the 291,518,000 H shares held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary. Such shares were held in the name of HKSCC Nominees Limited.

2.3	Business Review

In the first three quarters of 2012, as global economic recovery remained weak and geopolitical disputes intensified, international oil prices displayed high volatility. The growth rate of the Chinese economy continued to slow down but was gradually showing signs of stabilisation. Gross domestic product for the first three quarters of 2012 increased by 7.7% as compared with the same period last year. In light of the severe condition caused by the continuing slump in external demand and a slow-down in domestic demand for oil and petrochemical products, the Group assessed and analysed the situation scientifically, enhanced strategic planning, coordinated and balanced production, transmission, marketing, storage and trading operations. The Group placed emphasis on developing its oil and gas businesses and geared up the transformation of its mode of development. As a result, the Group maintained steady production and operations. The operating results for the reporting period improved as compared with the second quarter of this year.

In respect of exploration and production, the Group continued to implement the “Peak Growth in Oil and Gas Reserves” Program. The outlook on oil and gas explorations remained positive with a number of major discoveries and progress in preliminary prospecting and venture exploration. With the consistent efforts in developing priority output capacity and the scientific organisation of oil and gas production, crude oil output increased at a steady pace whilst natural gas output grew rapidly. Overseas oil and gas operations continued to grow and key cooperation projects progressed steadily. Phase I of the Halfaya Project which has a production capacity of 5 million tons/year achieved the initial commercial output target 15 months ahead of schedule. In the first three quarters of 2012, crude oil output of the Group amounted to 683.2 million barrels, representing an increase of 2.0% as compared with the same period last year. Marketable natural gas output of the Group amounted to 1,879.3 billion cubic feet, representing an increase of 8.3% as compared with the same period last year. The oil and natural gas equivalent output was 996.9 million barrels, representing an increase of 3.9% as compared with the same period last year, and of which, 99.5 million barrels were overseas oil and natural gas equivalent output, representing an increase of 7.0% as compared with the same period last year. In the first three quarters of 2012, the average realised price for crude oil of the Group was US$103.62 per barrel, representing a decrease of 0.2% as compared with the same period last year. The profit from operations of the exploration and production segment amounted to RMB163,293 million, representing an increase of 1.6% from RMB160,791 million achieved in the same period last year.

In respect of refining and chemicals, the Group optimised its resources structure and products structure. By strengthening management and tapping deeply into potentials internally, the Group sought to rigorously reduce losses and increase profitability. The quality upgrade of oil products progressed effectively, whilst output of high-margin products such as high-grade gasoline and jet fuel continued to grow. A number of key refinery and chemicals projects progressed smoothly, with adjustments to strategic arrangement of the Group’s refining and chemical operations implemented in an orderly pace. In the first three quarters of 2012, the Group processed 743.5 million barrels of crude oil, representing an increase of 2.5% as compared with the same period last year. The Group produced 67.135 million tons of gasoline, diesel and kerosene, representing an increase of 4.4% as compared with the same period last year. Due to factors such as the prolonged weakness of the domestic petrochemicals market and the macroeconomic regulation and control over prices of refined products, the refining and chemicals segment incurred a loss from operations of RMB37,398 million in the first three quarters of 2012, representing a decrease in the loss from operations of RMB1,005 million as compared with the same period last year. Of which, the refining operations incurred a loss from operations of RMB30,019 million, representing a decrease in loss from operations of RMB11,520 million as compared with the same period last year. As a result of the prolonged weakness of the domestic petrochemicals market, the chemicals operations incurred a loss from operations of RMB7,379 million, representing a decrease of RMB10,515 million from the profit from operations of RMB3,136 million achieved in the same period last year.

In respect of marketing, the Group faced a challenging operating environment marked by the slow-down in the growth rate of the domestic economy, decrease in domestic demand and fluctuation in oil prices. To drive quality and profitability, the Group strengthened its market research and analysis and adjusted its marketing strategies to boost sales and enhance profitability. The scale and quality of international trading operations of the Group continued to strengthen, whilst its capacity in allocating international resources also kept growing. In the first three quarters of 2012, the Group sold 113.539 million tons of gasoline, diesel and kerosene, representing an increase of 5.9% as compared with the same period last year. However, due to factors such as the sluggish recovery of the global economy and the weak demand for refined products both locally and internationally, profit from operations of the marketing segment amounted to RMB11,792 million in the first three quarters of 2012, representing a decrease of 34.6% as compared with RMB18,021 million for the same period last year.

In respect of natural gas and pipeline, the Group strengthened the coordination among production, transmission, marketing, storage and production control. The construction of key oil and gas pipelines and key trunk pipeline networks progressed in an orderly manner. Meanwhile, the construction of major pipelines with strategic importance, such as the Hong Kong branch line of the Second West-East Pipeline and the west section of the Third West-East Pipeline, has commenced. The Group achieved substantial progress in bringing in strategic investors. The sale of natural gas by the Group effectively balanced the two sources of domestically produced gas and imported gas. The Group achieved a series of positive results in its dedicated efforts in developing the high-margin markets and emerging markets, with a focus on key regions such as the Yangtze River Delta, Pearl River Delta, Bohai Rim, Sichuan Province and Chongqing. However, due to the widening in losses from natural gas imports from Central Asia and LNG imports, profit from operations of the natural gas and pipeline segment amounted to RMB885 million in the first three quarters of 2012, representing a decrease of RMB12,348 million as compared with RMB13,233 million for the same period last year.

Summary of Key Operating Data for the First Three Quarters of 2012

			For the nine months ended September 30		Changes over the same period
	Operating Data	Unit	2012	2011	of 2011 (%)
	Crude oil output	Million barrels	683.2	670.1	2.0
	Marketable natural gas output	Billion cubic feet	1,879.3	1,734.8	8.3
	Oil and natural gas equivalent output	Million barrels	996.9	959.3	3.9
	Average realised price for crude oil	USD/barrel	103.62	103.78	(0.2)
	Average realised price for natural gas	USD/thousand cubic feet	5.02	4.76	5.5
	Processed crude oil	Million barrels	743.5	725.2	2.5
	Gasoline, kerosene and diesel output	Thousand tons	67,135	64,302	4.4
of which:	Gasoline	Thousand tons	20,546	18,795	9.3
	Kerosene	Thousand tons	2,531	1,916	32.1
	Diesel	Thousand tons	44,058	43,591	1.1
	Total sales volume of gasoline, kerosene and diesel	Thousand tons	113,539	107,247	5.9
of which:	Gasoline	Thousand tons	35,138	32,621	7.7
	Kerosene	Thousand tons	8,325	6,937	20.0
	Diesel	Thousand tons	70,076	67,689	3.5
	Output of key chemical products
	Ethylene	Thousand tons	2,604	2,561	1.7
	Synthetic resin	Thousand tons	4,329	4,194	3.2
	Synthetic fiber raw materials and polymer	Thousand tons	1,176	1,580	(25.6)
	Synthetic rubber	Thousand tons	442	452	(2.2)
	Urea	Thousand tons	3,396	3,341	1.6

Note: (1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3 Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

✓  Applicable     ☐  Not applicable

Unit: RMB Million

Items	September 30, 2012	December 31, 2011	Changes (%)	Key explanation of the changes
Cash at bank and on hand	124,977	64,299	94.4	Mainly due to the cash inflows from operating activities of the Group and an increase in external borrowings by the Group to meet its needs for business development
Accounts receivable	72,684	53,822	35.0	Mainly due to an increase in operating income during the reporting period
Advances to suppliers	65,362	39,296	66.3	Mainly due to an increase in prepaid construction expenditure and expenditure for materials resulting from an increase in investment
Other receivables	15,330	8,576	78.8	Mainly due to an increase in receivables
Deferred tax assets	1,419	505	181.0	Mainly due to an increase in deferred tax assets resulting from oil and gas asset retirement obligations, provision for Safety Fund Reserve and other factors
Short-term borrowings	139,887	99,827	40.1	Mainly due to an increase in borrowings used for working capital
Notes payable	1,277	2,458	(48.0)	Mainly due to a reduction in the use of banker’s acceptance bills for operating expenses
Employee compensation payable	11,539	5,991	92.6	Mainly due to an increase in employee numbers resulting from the expansion of Group’s business and an increase in employee compensation payable from the end of the preceding year
Taxes payable	70,374	119,740	(41.2)	Mainly due to a decrease in crude oil special gain levy and consumption tax payable
Other payables	46,649	21,995	112.1	Mainly due to an increase in payable during the reporting period
Current portion of non-current liabilities	5,825	37,871	(84.6)	Mainly due to payment due for medium-term notes with maturity less than one year
Other current liabilities	32,517	5,408	501.3	Mainly due to an increase in the dividends payable
Long-term borrowings	231,097	112,928	104.6	Mainly due to an increase in external borrowings during the reporting period to meet the needs for business development
Other non-current liabilities	6,704	4,876	37.5	Mainly due to an increase in long-term payables
Special reserve	13,364	9,107	46.7	Mainly due to an increase in the provision for Safety Fund Reserve during the reporting period
Currency translation differences	(3,412)	(4,999)	(31.7)	Mainly due to the depreciation of Renminbi relative to certain foreign currencies

	For the nine months ended September 30		Changes
Items	2012	2011	(%)	Key explanation of the changes
Finance expenses	11,885	7,754	53.3	Mainly due to an increase in interest rate and interest-bearing borrowings during the reporting period
Asset impairment losses	1,446	8,768	(83.5)	Mainly due to a decrease in the provision for impairment for refinery equipment during the reporting period
Non-operating income	6,985	2,292	204.8	Mainly due to recognition of the value-added tax refund for imported natural gas (including LNG) during the reporting period
Net cash flows from financing activities	89,222	38,913	129.3	Mainly due to an increase in borrowings during the reporting period

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐  Applicable     ✓  Not applicable

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

✓  Applicable     ☐  Not applicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2012 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses from the beginning of the year to the next reporting period or anticipated significant changes over the same period of the preceding year

☐  Applicable     ✓  Not applicable

3.5	Investments in securities

☐  Applicable    ✓  Not applicable

By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC

October 30, 2012

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive director; Mr Liao Yongyuan and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the third quarter of 2012 prepared in accordance with IFRS

1-1. Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2012	2011
	RMB million	RMB million

TURNOVER	551,608	530,661

OPERATING EXPENSES
Purchases, services and other	(361,060)	(338,112)
Employee compensation costs	(26,668)	(23,662)
Exploration expenses, including exploratory dry holes	(3,996)	(2,973)
Depreciation, depletion and amortisation	(39,286)	(36,212)
Selling, general and administrative expenses	(19,954)	(15,924)
Taxes other than income taxes	(60,610)	(66,870)
Other expenses, net	(707)	(1,975)

TOTAL OPERATING EXPENSES	(512,281)	(485,728)

PROFIT FROM OPERATIONS	39,327	44,933

FINANCE COSTS
Exchange gain	959	1,088
Exchange loss	(431)	(1,684)
Interest income	585	727
Interest expense	(4,778)	(2,706)

TOTAL NET FINANCE COSTS	(3,665)	(2,575)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	1,647	2,296

PROFIT BEFORE INCOME TAX EXPENSE	37,309	44,654
INCOME TAX EXPENSE	(8,066)	(3,954)

PROFIT FOR THE PERIOD	29,243	40,700

OTHER COMPREHENSIVE INCOME:
Currency translation differences	836	(5,066)
Fair value loss from available-for-sale financial assets, net of tax	(39)	(12)
Share of the other comprehensive loss of associates and joint ventures accounted for using the equity method	(41)	(106)

OTHER COMPREHENSIVE INCOME/ (LOSS), NET OF TAX	756	(5,184)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	29,999	35,516

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	24,930	37,399
Non-controlling interests	4,313	3,301

	29,243	40,700

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	25,747	32,739
Non-controlling interests	4,252	2,777

	29,999	35,516

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.14	0.20

1-2. Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2012	2011
	RMB million	RMB million

TURNOVER	1,598,269	1,482,908

OPERATING EXPENSES
Purchases, services and other	(1,019,171)	(894,707)
Employee compensation costs	(76,280)	(68,716)
Exploration expenses, including exploratory dry holes	(17,901)	(21,061)
Depreciation, depletion and amortisation	(113,332)	(102,714)
Selling, general and administrative expenses	(53,599)	(49,948)
Taxes other than income taxes	(189,296)	(200,132)
Other income/ (expenses), net	1,256	(3,239)

TOTAL OPERATING EXPENSES	(1,468,323)	(1,340,517)

PROFIT FROM OPERATIONS	129,946	142,391

FINANCE COSTS
Exchange gain	2,332	1,902
Exchange loss	(1,997)	(3,028)
Interest income	1,577	1,922
Interest expense	(13,343)	(8,129)

TOTAL NET FINANCE COSTS	(11,431)	(7,333)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	6,386	7,847

PROFIT BEFORE INCOME TAX EXPENSE	124,901	142,905
INCOME TAX EXPENSE	(25,829)	(28,508)

PROFIT FOR THE PERIOD	99,072	114,397

OTHER COMPREHENSIVE INCOME:
Currency translation differences	1,934	(5,015)
Fair value loss from available-for-sale financial assets, net of tax	(44)	(7)
Share of the other comprehensive income/ (loss) of associates and joint ventures accounted for using the equity method	90	(111)

OTHER COMPREHENSIVE INCOME/ (LOSS), NET OF TAX	1,980	(5,133)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	101,052	109,264

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	86,956	103,406
Non-controlling interests	12,116	10,991

	99,072	114,397

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	88,604	99,312
Non-controlling interests	12,448	9,952

	101,052	109,264

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.48	0.56

2. Consolidated Statement of Financial Position

	September 30, 2012	December 31, 2011
	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment	1,431,778	1,372,007
Investments in associates and jointly controlled entities	77,860	70,739
Available-for-sale financial assets	1,797	1,832
Advance operating lease payments	51,879	48,229
Intangible and other non-current assets	37,516	38,854
Deferred tax assets	1,421	505
Time deposits with maturities over one year	3,741	2,709

TOTAL NON-CURRENT ASSETS	1,605,992	1,534,875

CURRENT ASSETS
Inventories	195,028	182,253
Accounts receivable	72,684	53,822
Prepaid expenses and other current assets	104,404	72,358
Notes receivable	10,321	12,688
Time deposits with maturities over three months but within one year	15,700	418
Cash and cash equivalents	105,536	61,172

TOTAL CURRENT ASSETS	503,673	382,711

CURRENT LIABILITIES
Accounts payable and accrued liabilities	357,465	302,600
Income taxes payable	13,707	18,310
Other taxes payable	56,667	101,430
Short-term borrowings	145,712	137,698

TOTAL CURRENT LIABILITIES	573,551	560,038

NET CURRENT LIABILITIES	(69,878)	(177,327)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,536,114	1,357,548

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	585,679	556,717
Reserves	271,527	263,007

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,040,227	1,002,745
Non-controlling interests	96,979	79,801

TOTAL EQUITY	1,137,206	1,082,546

NON-CURRENT LIABILITIES
Long-term borrowings	298,844	180,675
Asset retirement obligations	73,982	68,702
Deferred tax liabilities	19,378	20,749
Other long-term obligations	6,704	4,876

TOTAL NON-CURRENT LIABILITIES	398,908	275,002

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,536,114	1,357,548

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3. Consolidated Statement of Cash Flows

	Nine months ended September 30
	2012	2011
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	99,072	114,397
Adjustments for:
Income tax expense	25,829	28,508
Depreciation, depletion and amortisation	113,332	102,714
Capitalised exploratory costs charged to expense	10,645	12,412
Safety Fund Reserve	4,900	3,503
Share of profit of associates and jointly controlled entities	(6,386)	(7,847)
Reversal of provision for impairment of receivables, net	(24)	(39)
Write down in inventories, net	483	375
Impairment of available-for-sale financial assets	5	—
Loss on disposal of property, plant and equipment	2,618	2,599
Loss on disposal of other non-current assets	69	4
Dividend income	(327)	(200)
Interest income	(1,577)	(1,922)
Interest expense	13,343	8,129
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(35,479)	(37,089)
Inventories	(13,289)	(41,398)
Accounts payable and accrued liabilities	(12,532)	70,074

CASH FLOWS GENERATED FROM OPERATIONS	200,682	254,220

Income taxes paid	(32,728)	(38,705)

NET CASH FLOWS FROM OPERATING ACTIVITIES	167,954	215,515

3. Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2012	2011
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(189,250)	(161,074)
Acquisition of investments in associates and jointly controlled entities	(5,538)	(4,922)
Acquisition of available-for-sale financial assets	(17)	(6)
Advance payments on long-term operating leases	(6,146)	(5,987)
Acquisition of intangible assets and other non-current assets	(3,351)	(2,587)
Purchase of non-controlling interests	(118)	(613)
Acquisition of subsidiaries	(46)	(2,794)
Proceeds from disposal of property, plant and equipment	176	744
Proceeds from disposal of other non-current assets	41	398
Interest received	1,448	1,864
Dividends received	5,627	3,985
(Increase) /decrease in time deposits with maturities over three months	(16,293)	3,271

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(213,467)	(167,721)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(238,620)	(203,153)
Repayments of long-term borrowings	(47,586)	(4,904)
Interest paid	(15,146)	(9,085)
Dividends paid to non-controlling interests	(4,092)	(2,650)
Dividends paid to owners of the Company	(30,129)	(33,597)
Increase in short-term borrowings	278,386	251,059
Increase in long-term borrowings	133,418	39,196
Capital contribution from non-controlling interests	11,890	1,895
Increase in other long-term obligations	1,101	152

NET CASH FLOWS FROM FINANCING ACTIVITIES	89,222	38,913

TRANSLATION OF FOREIGN CURRENCY	655	(67)

Increase in cash and cash equivalents	44,364	86,640
Cash and cash equivalents at beginning of the period	61,172	45,709

Cash and cash equivalents at end of the period	105,536	132,349

4. Segment Information

	Nine months ended September 30
	2012	2011
	RMB million	RMB million

Turnover
Exploration and Production
Intersegment sales	461,746	450,762
Turnover from external customers	121,309	120,775

	583,055	571,537
Refining and Chemicals
Intersegment sales	517,695	486,942
Turnover from external customers	132,396	142,904

	650,091	629,846
Marketing
Intersegment sales	164,241	147,588
Turnover from external customers	1,211,876	1,107,622

	1,376,117	1,255,210
Natural Gas and Pipeline
Intersegment sales	15,514	11,796
Turnover from external customers	131,673	110,813

	147,187	122,609
Head Office and Other
Intersegment sales	120	122
Turnover from external customers	1,015	794

	1,135	916

Total turnover from external customers	1,598,269	1,482,908

Profit/ (loss) from operations
Exploration and Production	163,293	160,791
Refining and Chemicals	(37,398)	(38,403)
Marketing	11,792	18,021
Natural Gas and Pipeline	885	13,233
Head Office and Other	(8,626)	(11,251)

	129,946	142,391

B. Financial statements for the third quarter of 2012 prepared in accordance with CAS

1. Consolidated Balance Sheet

	September 30, 2012	December 31, 2011
ASSETS	RMB million	RMB million

Current assets
Cash at bank and on hand	124,977	64,299
Notes receivable	10,321	12,688
Accounts receivable	72,684	53,822
Advances to suppliers	65,362	39,296
Other receivables	15,330	8,576
Inventories	195,028	182,253
Other current assets	23,712	24,486

Total current assets	507,414	385,420

Non-current assets
Available-for-sale financial assets	1,753	1,788
Long-term equity investments	77,424	70,275
Fixed assets	457,471	456,085
Oil and gas properties	642,339	644,605
Construction in progress	323,105	261,361
Construction materials	8,114	9,610
Intangible assets	51,331	47,600
Goodwill	7,550	7,282
Long-term prepaid expenses	22,758	21,793
Deferred tax assets	1,419	505
Other non-current assets	8,926	11,204

Total non-current assets	1,602,190	1,532,108

TOTAL ASSETS	2,109,604	1,917,528

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

1. Consolidated Balance Sheet (Continued)

	September 30, 2012	December 31, 2011
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million

Current liabilities
Short-term borrowings	139,887	99,827
Notes payable	1,277	2,458
Accounts payable	225,169	232,618
Advances from customers	40,314	34,130
Employee compensation payable	11,539	5,991
Taxes payable	70,374	119,740
Other payables	46,649	21,995
Current portion of non-current liabilities	5,825	37,871
Other current liabilities	32,517	5,408

Total current liabilities	573,551	560,038

Non-current liabilities
Long-term borrowings	231,097	112,928
Debentures payable	67,747	67,747
Provisions	73,982	68,702
Deferred tax liabilities	19,298	20,671
Other non-current liabilities	6,704	4,876

Total non-current liabilities	398,828	274,924

Total liabilities	972,379	834,962

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,554	112,878
Special reserve	13,364	9,107
Surplus reserves	151,280	151,280
Undistributed profits	580,558	551,598
Currency translation differences	(3,412)	(4,999)

Equity attributable to equity holders of the Company	1,040,365	1,002,885

Minority interests	96,860	79,681

Total shareholders’ equity	1,137,225	1,082,566

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,109,604	1,917,528

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Company Balance Sheet

	September 30, 2012	December 31, 2011
ASSETS	RMB million	RMB million

Current assets
Cash at bank and on hand	84,577	38,794
Notes receivable	8,450	9,821
Accounts receivable	6,915	3,297
Advances to suppliers	47,098	23,599
Other receivables	38,373	22,322
Inventories	147,296	143,498
Other current assets	18,621	17,642

Total current assets	351,330	258,973

Non-current assets
Available-for-sale financial assets	1,210	439
Long-term equity investments	243,471	228,742
Fixed assets	360,636	360,843
Oil and gas properties	432,155	438,378
Construction in progress	235,416	192,066
Construction materials	6,103	8,265
Intangible assets	39,497	36,373
Goodwill	119	119
Long-term prepaid expenses	19,996	19,010
Other non-current assets	744	368

Total non-current assets	1,339,347	1,284,603

TOTAL ASSETS	1,690,677	1,543,576

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

2. Company Balance Sheet (Continued)

	September 30, 2012	December 31, 2011
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million

Current liabilities
Short-term borrowings	126,845	110,562
Accounts payable	124,685	129,183
Advances from customers	26,289	24,033
Employee compensation payable	9,280	4,771
Taxes payable	48,707	80,308
Other payables	33,579	15,892
Current portion of non-current liabilities	5,124	35,121
Other current liabilities	29,110	2,470

Total current liabilities	403,619	402,340

Non-current liabilities
Long-term borrowings	207,085	87,140
Debentures payable	67,500	67,500
Provisions	49,246	45,343
Deferred tax liabilities	3,182	3,935
Other non-current liabilities	4,195	3,521

Total non-current liabilities	331,208	207,439

Total liabilities	734,827	609,779

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,122	128,019
Special reserve	10,220	6,474
Surplus reserves	140,180	140,180
Undistributed profits	494,307	476,103

Total shareholders’ equity	955,850	933,797

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,690,677	1,543,576

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3-1. Consolidated Income Statement

	Three months ended September 30
	2012	2011
Items	RMB million	RMB million

Operating income	551,608	530,661
Less: Cost of sales	(416,711)	(383,190)
Taxes and levies on operations	(58,584)	(64,950)
Selling expenses	(14,786)	(13,424)
General and administrative expenses	(21,270)	(17,394)
Finance expenses	(3,833)	(2,756)
Asset impairment losses	9	(4,366)
Add: Investment income	1,652	2,372

Operating profit	38,085	46,953

Add: Non-operating income	2,369	808

Less: Non-operating expenses	(3,145)	(3,045)

Profit before taxation	37,309	44,716

Less: Taxation	(8,066)	(3,961)

Net profit	29,243	40,755

Attributable to:
Equity holders of the Company	24,930	37,431
Minority interests	4,313	3,324

Earnings per share
Basic earnings per share (RMB Yuan)	0.14	0.20
Diluted earnings per share (RMB Yuan)	0.14	0.20

Other comprehensive income/ (loss)	756	(5,184)

Total comprehensive income	29,999	35,571
Attributable to:
Equity holders of the Company	25,747	32,771
Minority interests	4,252	2,800

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

3-2. Consolidated Income Statement

	Nine months ended September 30
	2012	2011
Items	RMB million	RMB million

Operating income	1,598,269	1,482,908
Less: Cost of sales	(1,183,866)	(1,039,942)
Taxes and levies on operations	(182,903)	(194,320)
Selling expenses	(41,110)	(37,900)
General and administrative expenses	(59,624)	(55,853)
Finance expenses	(11,885)	(7,754)
Asset impairment losses	(1,446)	(8,768)
Add: Investment income	6,855	8,114

Operating profit	124,290	146,485

Add: Non-operating income	6,985	2,292

Less: Non-operating expenses	(6,375)	(5,810)

Profit before taxation	124,900	142,967

Less: Taxation	(25,829)	(28,515)

Net profit	99,071	114,452

Attributable to:
Equity holders of the Company	86,954	103,437
Minority interests	12,117	11,015

Earnings per share
Basic earnings per share (RMB Yuan)	0.48	0.57
Diluted earnings per share (RMB Yuan)	0.48	0.57

Other comprehensive income/ (loss)	1,980	(5,133)

Total comprehensive income	101,051	109,319
Attributable to:
Equity holders of the Company	88,602	99,343
Minority interests	12,449	9,976

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

4-1. Income Statement

	Three months ended September 30
	2012	2011
Items	RMB million	RMB million

Operating income	337,724	336,587
Less: Cost of sales	(255,629)	(249,225)
Taxes and levies on operations	(44,036)	(47,010)
Selling expenses	(11,162)	(9,955)
General and administrative expenses	(15,752)	(12,833)
Finance expenses	(4,480)	(2,610)
Asset impairment losses	(1)	(4,339)
Add: Investment income	13,850	17,789

Operating profit	20,514	28,404

Add: Non-operating income	2,155	570
Less: Non-operating expenses	(2,565)	(2,868)

Profit before taxation	20,104	26,106

Less: Taxation	(169)	5,960

Net profit	19,935	32,066

Earnings per share
Basic earnings per share (RMB Yuan)	0.11	0.18
Diluted earnings per share (RMB Yuan)	0.11	0.18

Other comprehensive income	(49)	(151)

Total comprehensive income	19,886	31,915

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

4-2. Income Statement

	Nine months ended September 30
	2012	2011
Items	RMB million	RMB million

Operating income	982,639	957,903
Less: Cost of sales	(732,133)	(690,419)
Taxes and levies on operations	(135,369)	(141,255)
Selling expenses	(30,990)	(28,223)
General and administrative expenses	(44,994)	(42,934)
Finance expenses	(12,880)	(7,782)
Asset impairment losses	(1,225)	(8,534)
Add: Investment income	49,712	55,766

Operating profit	74,760	94,522

Add: Non-operating income	6,298	1,705
Less: Non-operating expenses	(5,489)	(5,316)

Profit before taxation	75,569	90,911

Less: Taxation	666	(1,157)

Net profit	76,235	89,754

Earnings per share
Basic earnings per share (RMB Yuan)	0.42	0.49
Diluted earnings per share (RMB Yuan)	0.42	0.49

Other comprehensive income/ (loss)	103	(162)

Total comprehensive income	76,338	89,592

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

5. Consolidated Cash Flow Statement

	Nine months ended September 30
	2012	2011
Items	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,849,556	1,721,896

Refund of taxes and levies	2,077	701
Cash received relating to other operating activities	5,446	1,613

Sub-total of cash inflows	1,857,079	1,724,210

Cash paid for goods and services	(1,228,218)	(1,102,936)

Cash paid to and on behalf of employees	(70,735)	(61,752)

Payments of taxes and levies	(344,765)	(295,904)

Cash paid relating to other operating activities	(45,407)	(48,103)

Sub-total of cash outflows	(1,689,125)	(1,508,695)

Net cash flows from operating activities	167,954	215,515

Cash flows from investing activities

Cash received from disposal of investments	362	4,050

Cash received from returns on investments	7,075	5,849
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	213	782

Sub-total of cash inflows	7,650	10,681

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(198,747)	(169,648)

Cash paid to acquire investments	(22,370)	(8,754)

Sub-total of cash outflows	(221,117)	(178,402)

Net cash flows from investing activities	(213,467)	(167,721)

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

5. Consolidated Cash Flow Statement (Continued)

	Nine months ended September 30
	2012	2011
Items	RMB million	RMB million

Cash flows from financing activities

Cash received from capital contributions	11,890	1,895
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	11,890	1,895

Cash received from borrowings	411,804	290,255

Cash received relating to other financing activities	1,264	234

Sub-total of cash inflows	424,958	292,384

Cash repayments of borrowings	(286,206)	(208,057)
Cash payments for interest expenses and distribution of dividends or profits	(49,367)	(45,332)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(4,092)	(2,650)

Capital reduction of subsidiaries	(2)	(9)

Cash payments relating to other financing activities	(161)	(73)

Sub-total of cash outflows	(335,736)	(253,471)

Net cash flows from financing activities	89,222	38,913

Effect of foreign exchange rate changes on cash and cash equivalents	655	(67)

Net increase in cash and cash equivalents	44,364	86,640

Add: Cash and cash equivalents at beginning of the period	61,172	45,709

Cash and cash equivalents at end of the period	105,536	132,349

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

6. Company Cash Flow Statement

	Nine months ended September 30
	2012	2011
Items	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,142,237	1,119,388
Refund of taxes and levies	2,032	701
Cash received relating to other operating activities	16,224	16,466

Sub-total of cash inflows	1,160,493	1,136,555

Cash paid for goods and services	(735,963)	(748,623)
Cash paid to and on behalf of employees	(52,912)	(42,566)
Payments of taxes and levies	(227,220)	(196,246)
Cash paid relating to other operating activities	(63,028)	(18,512)

Sub-total of cash outflows	(1,079,123)	(1,005,947)

Net cash flows from operating activities	81,370	130,608

Cash flows from investing activities
Cash received from disposal of investments	6	3,360
Cash received from returns on investments	49,262	56,222
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	111	545

Sub-total of cash inflows	49,379	60,127

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(136,652)	(124,505)
Cash paid to acquire investments	(24,944)	(13,153)

Sub-total of cash outflows	(161,596)	(137,658)

Net cash flows from investing activities	(112,217)	(77,531)

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

6. Company Cash Flow Statement (Continued)

	Nine months ended September 30
	2012	2011
Items	RMB million	RMB million

Cash flows from financing activities

Cash received from borrowings	249,345	181,034

Cash received relating to other financing activities	143	173

Sub-total of cash inflows	249,488	181,207

Cash repayments of borrowings	(143,358)	(116,953)
Cash payments for interest expenses and distribution of dividends or profits	(44,340)	(41,532)

Cash payments relating to other financing activities	(160)	(69)

Sub-total of cash outflows	(187,858)	(158,554)

Net cash flows from financing activities	61,630	22,653

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	30,783	75,730

Add: Cash and cash equivalents at beginning of the period	38,794	25,336

Cash and cash equivalents at end of the period	69,577	101,066

/s/ Jiang Jiemin	/s/ Zhou Jiping	/s/ Zhou Mingchun
Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun